UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y

AGROPECUARIA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

226406106

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 226406106	Page 2 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,779
8. SHARED VOTING POWER 192,934,784
9. SOLE DISPOSITIVE POWER 2,779
10. SHARED DISPOSITIVE POWER 192,934,784

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,934,784
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	34.41%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 226406106	Page 3 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 192,934,784
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 192,934,784

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,934,784
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	34.41%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 226406106	Page 4 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 192,934,784
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 192,934,784

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,934,784
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.41%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 5 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO – BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 192,934,784
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 192,934,784

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,934,784
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.41%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 6 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 192,934,784
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 192,934,784

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,934,784
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.41%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 7 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 192,934,784
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 192,934,784

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,934,784
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.41%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 8 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 192,934,784
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 192,934,784

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,934,784
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.41%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 9 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 192,934,784
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 192,934,784

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,934,784
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.41%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 10 of 23 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 10 TO SCHEDULE 13D

This Amendment No. 10 Schedule 13D (“Amendment No. 10”) amends and restates Items 2 and 5 and supplements Item 6 of the Schedule 13D filed by the Reporting Persons with the SEC (the “Schedule 13D”). Capitalized terms used in this Amendment No. 10 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D

CUSIP No. 226406106	Page 11 of 23 Pages

Item 2.	Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(iv)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(v)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vi)	Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”); and

(vii)	Dolphin Fund PLC, a limited liability company organized under the laws of the Isle of Man (“Dolphin”) (Elsztain, IFIS, IFISA, CAM, CVC Cayman, CVC Uruguay, Agroinvestment and Dolphin being collectively referred to as the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Washington Mall West, 2nd Floor; 7 Reid Street, Hamilton HM 11, Bermuda; IFISA’s principal offices are located at Zabala 1422 2nd floor, Montevideo, Republic of Uruguay; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo, of the Republic of Uruguay; Agroinvestment’s principal offices are located at Colonia 810, Of. 803, CP 11000, Montevideo, Republic of Uruguay; and Dolphin’s principal offices are located at Chamberlain Fund Services Limited (Manager) Chamberlain Fund Services Ltd. 3rd Floor, 54-62 Athol Street, Douglas, Isle of Man IM1 1JE. Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

SCHEDULE 13D

CUSIP No. 226406106	Page 12 of 23 Pages

Item 5.	Interests in Securities of the Issuer

(a)	As of March 20, 2009, the Reporting Persons beneficially owned 192,934,784 common shares of Cresud, representing 34.41% of its share capital on a fully diluted basis.

The following is a description of the Reporting Persons’ beneficial ownership of Cresud common shares as of March 20, 2009:

Shareholder	Number of Shares Currently Owned(1)	% of Currently Outstanding Shares(1)	New Warrants Outstanding	Number of Common Shares on Fully Diluted Basis(2)	% of Common Shares on a Fully Diluted Basis(2)
Reporting Persons	167,590,480	33.98%	76,032,913	192,934,784	34.41%

Total	501,538,610		177,708,473	578,676,460

(1)	Does not take into account any exercise of New Warrants outstanding as of March 20, 2009.
(2)	Assuming that all holders of outstanding New Warrants (including the Reporting Persons) exercise all such New Warrants.

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, Dolphin, CAM, CVC Uruguay, CVC Cayman and Agroinvestment. Elsztain is the beneficial owner of 37.84% of IFIS, including: (a) 16.03% owned indirectly through Agroinvestment, (b) 11.05% owned indirectly through CVC Uruguay, (c) 10.65% owned indirectly through Dolphin and (c) 2.08% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman.

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA.

(iii)	IFISA is the direct owner of 188,215,932 shares of Cresud common shares representing approximately 33.56% of Cresud’s common shares on a fully diluted basis.

(iv)	Dolphin Fund directly owns 10.65% of IFIS and 0.84% of Cresud on a fully diluted basis.

(v)	CVC Cayman serves as the Investment Manager of Dolphin Fund Plc and IFIS and does not own Cresud common shares.

(vi)	CAM does not own Cresud common shares.

(vii)	Agroinvestment does not own Cresud common shares.

SCHEDULE 13D

CUSIP No. 226406106	Page 13 of 23 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership on a fully diluted basis of Cresud as of March 20, 2009:

Ownership structure as of 20 Mar 2009

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional New Warrants (as defined herein) and/or common shares of Cresud from time to time in the open market, in privately negotiated transactions or otherwise.

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 167,590,480 common shares, representing 33.98% of the issued and outstanding common shares of Cresud, as of March 20, 2009.

As of March 20, 2009, assuming that (i) the Reporting Persons exercise all of their New Warrants to acquire additional common shares of Cresud and (ii) none of the other holders of the New Warrants exercise such warrants, the Reporting Persons would control 36.62% of the common shares of Cresud.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A attached hereto in Cresud common shares and New Warrants that were effected during the last sixty days are listed on Annex I.

(d)-(e)	Not applicable.

SCHEDULE 13D

CUSIP No. 226406106	Page 14 of 23 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6. of the Amendment No. 6, 8 and 9 previously filed is hereby amended by adding the following agreements:

Credit Suisse Loan Agreement. On January 28, 2009 IFISA cancelled in total the loan agreement signed with Credit Suisse International. The terms and conditions of this loan were previously informed in the Amendment No. 6 dated as of March 31, 2008.

Irrevocable Proxy with Baldwin Enterprises. On February 26, 2009, Eduardo S. Elsztain and Baldwin Enterprises Inc. (“Baldwin”) signed a letter in which Baldwin releases CVC Cayman, in its capacity as investment manager of Dolphin, to relinquish voting rights with respect to any common shares of IFIS, IFISA, IRSA and Cresud owned by Dolphin in favor of the independent directors of Dolphin. Therefore, the Irrevocable Proxy was cancelled.

Call Option with Baldwin Enterprises. On March 11, Baldwin and Eduardo S. Elsztain signed a letter agreement pursuant to which Mr. Elsztain waives all rights he has in respect of (i) American Depositary Shares of Cresud and (ii) warrants to purchase common shares of Cresud and releases Baldwin from any obligation with respect to such Call Option. As a result, the Call Option previously informed was terminated.

New amendments to the plan for the acquisition of Cresud’s own shares. The terms and conditions of the plan for the acquisition of Cresud’s own shares, previously informed in Amendment No. 8 dated August 21, 2008, were amended as follows: (i) the maximum amount of shares to be acquired was established in 30,000,000; (ii) the total amount of investment was ratified in Ps. 82,000,000; and (iii) the term of the acquisition was extended several times, currently expiring on May 31, 2009, unless extended by Cresud.

Other than as set forth above or otherwise described in Amendments No. 6, 8 and 9 previously filed, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons are a party.

Item 7.	Materials to be filed as Exhibits

None.

SCHEDULE 13D

CUSIP No. 226406106	Page 15 of 23 Pages

Schedule A

Eduardo S. Elsztain

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

Directors and Executive Officers of IFIS Limited

Directors

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

3	Joseph Steinberg Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of United States

4.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

5.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 16 of 23 Pages

Directors of Consultores Venture Capital Uruguay

Directors

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina

2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

Directors of Consultores Assets Management S.A.

Directors

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Oscar Bergotto Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 17 of 23 Pages

Directors of Dolphin Fund PLC

Directors

1.	Eduardo Sergio Elsztain (Chairman) 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

2.	Gary Gladstein 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of USA

3.	Clarisa Lifsic 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

4.	Elizabeth Tansell 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Isle of Man

5.	Saul Zang 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

6.	Mario Blejer 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 18 of 23 Pages

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina

2.	Saúl Zang Director Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina

3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

4.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

3.	Eduardo Simon Bartfeld Director Colonia 810, Of. 803 (11000) Montevideo Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 226406106	Page 19 of 23 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Clarisa Diana Lifsic Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Gabriel Adolfo Gregorio Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palacio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 20 of 23 Pages

8.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

9.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

11.	Alejandro G. Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

12.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

13.	Juan Carlos Quintana Terán Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

14.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

15.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 21 of 23 Pages

16.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Bartolomé Chief Manager of Argentine Operations Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Alejandro Casaretto Regional Manager of Agricultural Real Estate Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Carlos Blousson General Manager of the International Operation (Paraguay/Bolivia/Uruguay) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 22 of 23 Pages

Transactions by the Reporting Persons or persons named in Schedule A that were effected during the last 60 days.

CVC Uruguay’s transactions in CRESUD ADR’s

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	02/11/2009	50,000	$7.3343	NASDAQ
Buy	02/20/2009	9,124	$7.3790	NASDAQ
Buy	02/23/2009	25,653	$7.3454	NASDAQ

Gabriel Blasi’s transactions in CRESUD New Warrants

Tran Type	Trade Date	Quantity (Units)	Price per Unit		Place
Buy	02/12/2009	12,438	Ps.	0.25	Buenos Aires Stock Exchange

SCHEDULE 13D

CUSIP No. 226406106	Page 23 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: April 17, 2009

Eduardo S. Elsztain		Consultores Venture Capital Uruguay

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Assets Management S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Consultores Venture Capital Limited

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Dolphin Fund PLC		Agroinvestment S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board